24001289

IN

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SEC FILE NUMBER

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STARTENGINE PRIMARY, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing MAR 19 2024 Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4100 W ALAMEDA AVE, SUITE 300
(No. and Street)

BURBANK	CA	91505
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hunter Strassman	516-382-3479	Hunter@startengine.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – If individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

StartEngine Primary LLC
Financial Statements
December 31, 2023

OATH OR AFFIRMATION

I, Howard Marks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StartEngine Primary, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Virginia County of Fairfax
Subscribed and sworn before me on 03/12/2024 Howard Marks

Signature: Howard Marks 03/12/2024
Howard Marks

Title:
CEO

Notary Public

Notarized remotely online using communication technology via Proof.

SEC Mail Processing
MAR 19 2024

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of StartEngine Primary, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of StartEngine Primary, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of StartEngine Primary, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

As discussed in Note 12 to the financial statements, the 2022 member's equity amount has been restated to correct misstatements related to the 2022 financial statements. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of StartEngine Primary, LLC's management. Our responsibility is to express an opinion on StartEngine Primary, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StartEngine Primary, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Net Capital Computation and Reconciliation to Respondent's Unaudited Computation, Determination of Reserve Requirements Under Rule 15c3-3(e) of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3(b) of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in

conjunction with the audit of StartEngine Primary, LLC's financial statements. The supplemental information is the responsibility of StartEngine Primary, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company
Salt Lake City, Utah
March 14, 2024

We have served as StartEngine Primary, LLC's auditor since 2023.

StartEngine Primary LLC
Statement of Financial Condition
As of December 31, 2023

Assets		
Current assets:		
Cash	$	4,146,473
Restricted cash		1,650,500
Accounts receivable, net of allowance		264,163
Other current assets		6,244
Total current assets		6,067,380
Investments - warrants		195,487
Investments - stock		2,046,594
Total assets	$	8,309,461
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$	46,511
Accrued liabilities		659,271
Customer deposits		1,527,107
Due to related party		163,356
Total current liabilities		2,396,245
Total liabilities		2,396,245
Commitments and contingencies		
Member's Equity:		
Member's' equity		5,913,216
Total Member's equity		5,913,216
Total liabilities and Member's equity	$	8,309,461

See accompanying notes to financial statements

StartEngine Primary LLC
Statement of Operations
For the year ended December 31, 2023

Revenues	$	1,199,972
Cost of revenues		1,131,114
Gross profit		68,858
Operating expenses:		
General and administrative		1,554,750
Sales and marketing		719,672
Research and development		407,308
Total operating expenses		2,681,730
Operating loss		(2,612,872)
Other expense (income), net:		
Other expense (income), net		(31,728)
Impairment in value of shares received for fees		225,624
Total other expense (income), net		193,896
Loss before provision for income taxes		(2,806,768)
Provision for income taxes		-
Net loss		(2,806,768)

See accompanying notes to financial statements

StartEngine Primary LLC
Statement Changes in Member's Equity
For the year ended December 31, 2023

Balance December 31, 2022 (original)	$	9,903,363
Prior Period Adjustment		(1,183,379)
Balance December 31, 2022 (restated)	$	8,719,984
Net Loss		(2,806,768)
Balance December 31, 2023	$	5,913,216

See accompanying notes to financial statements

StartEngine Primary LLC
Statement of Cash Flows
For the year ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(2,806,768)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense		329,449
Fair value of investments received for fees		(277,353)
Change in fair value of investments		225,624
Changes in operating assets and liabilities:		
Accounts receivable		267,950
Other current assets		33,573
Accounts payable		31,409
Accrued liabilities		17,912
Customer Deposits		1,040,285
Due to Related Party		(2,326,428)
Net cash used in operating activities		(3,464,347)
Cash flows from investing activities:		
Net cash (used in) provided by investing activities		-
Cash flows from financing activities:		
Net cash provided by financing activities		-
Increase in cash and cash equivalents		(3,464,347)
Cash and cash equivalents, beginning of period		9,261,320
Cash and cash equivalents, end of period	$	5,796,973
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	6,000
Impairment of Investments	$	225,624

See accompanying notes to financial statements

StartEngine Primary LLC
Notes to Financial Statements

Note 1: Organization and Basis of Presentation

Organization

StartEngine Primary LLC (the "Company") was formed in Delaware as a sole member limited liability company on October 12, 2017.

The Company is licensed by the Financial Industry Regulatory Authority (FINRA) as a broker-dealer in financial securities. It acts as an intermediary between buyers and sellers of financial securities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally acceptable accounting principles in the United States of America ("GAAP").

Note 2: Summary of Significant Accounting Policies

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Investments

Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. At each reporting period, to estimate fair value of these investments management performs procedures such as evaluating subsequent investment rounds, current financial information available, press releases, etc. If there have been no additional investment rounds, the Company will estimate impairment for held shares at 33%, performed annually. The resulting charge is the difference between cost and market (or fair value) during the period is included in income. Warrants owned by the company are subject to Black Scholes valuation which is updated every year at year end. Any change in value of the warrants is recognized as a gain or loss on the financial statements.

Income Tax Provision

The Company, with the consent of its Member's, has elected to be an LLC. LLCs provide that the Member's rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a gross receipts tax. The Company files a consolidated tax return and no income tax provision is being accounted for. The Company is subject to audit by the taxing agencies for years ending December 31, 2021, 2022 and 2023.

Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2023 through March 14, 2024 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Use of Leases

The Company leases office space on an expense sharing agreement with an affiliated Company. The Company's rent expense for year ended December 31, 2023 was $1,416.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Significant estimates include the value of marketable securities, the value of stock and warrants received as compensation and collectability of accounts receivable. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

> *Stocks*: Unrestricted quoted market price at major stock markets
> *Warrants*: Black-Scholes analysis, conducted annually
> *Level 3 Stock*: Repriced annually based on subsequent investment rounds. If no subsequent investment rounds, impair the value of the stock by 33%

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Investment - common stock	381,897	—	1,664,697	2,046,594
Investment - warrants	—	—	195,487	195,487
	$ 381,897	$ —	$ 1,860,184	$ 2,242,081

The following table presents additional information about transfers in and out of Level 3 assets measured at fair value for the year ended December 31, 2023 as it relates to Investments - warrants and Investments - common shares:

		Investments-Warrants
Fair value at December 31, 2022	$	206,895
Receipt of warrants		—
Change in fair value of warrants		11,408
Fair value at December 31, 2023	$	195,487

The following range of variables were used in valuing Level 3 warrant assets during the year ended December 31, 2023:

		2023
Expected life (years)		1 - 2.5
Risk-free interest rate		3.84 %
Expected volatility		36% - 102 %
Annual dividend yield		0 %
Underlying share values	$	0.30 – $100.00
Strike Prices	$	0.30 – $100.00

For common stock received, the Company will assess the fair value of each issuer's stock annually. If an issuer has conducted a subsequent round of fundraising, the Company will value the stock held at the value of the current issue price per share. If there has not been an investment round held in the current year, the company will impair the value of the held shares by 33% to estimate any market changes that may have occurred throughout the year.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at the invoiced amount and are non-interest-bearing. Bad debt expense for year ended December 31, 2023 was $329,449.

The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The allowance for doubtful accounts as of December 31, 2023 was $179,388.

Revenue Recognition

The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 contains a framework for analyzing potential revenue transactions by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenues from Regulation A platform fees at an agreed-upon rate. In 2023 the rate was a percentage of the capital raised. Platform fees are paid to the Company from customers' escrow accounts. For certain Regulation A offerings, the Company earns a portion of its platform fees in warrants or shares. The grant date fair values of shares and warrants received are recognized as revenue when earned. The Company's performance obligations are satisfied as services are rendered throughout the duration of the campaign. The Company includes in its agreements with its issuers that a minimum amount of capital must be raised before disbursement can be considered. Additionally, the issuer and the Company reserve the right to cancel the raise before disbursement occurs with written notice. If the issuance is cancelled, investors will be refunded in full by the escrow agent without interest.

The Company also provides other ancillary bundled professional services, which are recognized as such services are rendered.

In all instances, as a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Note 3: Cash and Restricted Cash

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same amounts presented in the statement of cash flows.

Cash and cash equivalents	**$**	**4,146,472**
Cash segregated in accordance with Federal regulations - customers		**1,650,500**
Total Cash and restricted cash shown in the statement of cash flows	**$**	**5,796,972**

Note 4: Cash Segregated In Accordance With Federal Regulations

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of December 31, 2023 was calculated to be $1,527,107. The Company had $1,650,500 cash on deposit in the reserve account, which was $123,393 more than the amount required.

Note 5: Related Party Activity

The company has an expense sharing agreement with StartEngine Crowdfunding, Inc ("the Parent Company") as per SEA Rule 15c3-1 which states, "Every broker or dealer must at all times have and maintain net capital no less than the greater of the highest minimum requirement applicable to its ratio requirement...or to any of its activities...and must otherwise not be "insolvent"." As part of the normal course of business, the Parent Company incurs expense for the entire business, of which a portion is allocatable to the Company. In an effort to more accurately calculate the Company's net capital calculation, a portion of the monthly expenses from the Parent Company will be allocated to the Company based on the total revenue earned by the Company as a percentage of the gross revenue for the month.

For the year ended December 31, 2023, the Company had $163,356 due to the Parent Company.

Note 6: Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. The amount of aggregate debits on December 31, 2023 was $0. At December 31, 2023, the Company had net capital, as defined, of $3,400,728, which exceeded the required minimum net capital of $250,000 by $3,150,728.

Note 7: Concentration of Credit Risks

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Note 8: Concentration of Revenue

The Company operates as a FINRA broker-dealer and provides brokerage services to various clients. As of 2023, the Company has identified significant revenue concentration from certain clients, each constituting greater than 10% of the total revenue for the period. The following clients accounted for a significant portion of the Company's revenue during the reporting period:

1. WiGL: Revenue from WiGL amounted to $334,303 for the reporting period, constituting 28% of the Company's total revenue.
2. Flower Turbines: Revenue generated from Flower Turbines during the reporting period amounted to $261,568, representing 22% of the Company's total revenue for the period.
3. Legion M: The Company recognized revenue of $209,094 from its engagement with Legion M, representing 18% of the total revenue for the period.
4. Jet Token: Revenue derived from Jet Token totaled $139,240 during the reporting period, accounting for 12% of the Company's total revenue.

The Company recognizes that revenue concentration from specific clients poses inherent risks, including the potential impact of client-specific factors on the Company's financial performance. To mitigate these risks, management employs various strategies, including but not limited to:

1. Diversification of client base through targeted marketing and business development efforts.
2. Enhanced monitoring and analysis of client relationships to identify potential shifts in revenue patterns.
3. Enhanced monitoring and analysis of client relationships to identify potential shifts in revenue patterns.

Note 9: Carrying Broker-Dealer

During Q2 2022, the Company began carrying customer cash within accounts to which the Company maintains a reserve against customer funds and funds generated through the use of customer securities in accordance with SEA Rule 15c3-3.

Note 10: Payables to Customers

Accounts payable to customers at December 31, 2023 include cash accounts. Customers deposit funds into brokerage accounts for the use in purchasing shares in issuances or secondaries on the Company platform. Customer statements are issued monthly. The customer may withdraw from this account at any given time.

Note 11: Commitments and Contingencies

In the normal course of business, litigation and regulatory matters may arise for the Company. As of March 14 2024, the Company is currently not involved with and does not know of any pending or threatening litigation against the Company or any of its officers.

Note 12: Prior Period Adjustments

In the course of our audit for the year ended December 31, 2023, conducted by our independent auditors, various adjustments were identified that necessitated changes to the 2022 ending balances. These adjustments were primarily related to errors in accounting for uncollectible accounts receivable, misclassification of expenses, and inaccuracies in investment valuations. These errors have been corrected by restating the beginning balances for the year 2023 to reflect

the necessary adjustments. Assets were overstated by $1,746,742 or 13%, liabilities were overstated by $84,351 or 2%.

The major adjustments include:

1. Write-downs of bad debts and incorrect expense bookings that were identified for 2022 totaling $354,835. The original balance of advertising loans at December 31, 2022 was $586,432, the restated balance is $285,776.
2. Reclassifications and impairments related to investment values, including common stock and warrants totaling $828,546. The original balance of investment-warrants was $1,666,221, the restated balance is $206,895. The original balance of investment- common stock was $1,437,029 the restated balance is $1,983,458.

We have taken measures to enhance our internal controls and review processes to prevent such errors in the future. These adjustments are reflective of our commitment to accuracy and transparency in our financial reporting.

StartEngine Primary LLC
Net Capital Computation
For the year ended December 31, 2023

Equity			
	Member Contributions	4,890,100	
	Current Year Earnings	(2,806,768)	
	Retained Earnings	3,829,884	
Total Equity			**5,913,216**
	Accounts receivable, net of allowance	264,163	
	Other current assets	6,244	
	Investments - warrants	195,487	
	Investments - stock	2,046,594	
	Total Non-Allowable Assets		**2,512,488**
	TOTAL NET CAPITAL		**3,400,728**
	2% of Aggregate Debit Items in the Customer Reserve Calc	$ -	
		2.000%	
		-	
	Minimum Net Capital	250,000	
	Greater of the two:		250,000
	Excess Net Capital		**3,150,728**

See reconciliation to respondent's unaudited computation

StartEngine Primary LLC
Reconciliation to Respondent's Unaudited Computation
For the year ended December 31, 2023

Net capital per respondent's unaudited computation	$	3,334,264
Net adjustments to stockholders' equity		(1,640,948)
Decrease in non-allowable assets		1,707,412
Net capital per audit		3,400,728

StartEngine Primary, LLC
Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2023

Credit Balances:			
	Free credit balances and other credit balances customers' securities accounts	$	1,527,107
	Total Credit balances		1,527,107
Debit Balances:			
	Total Debit balances		-
Reserve Computation:			
	Excess of total credits over total debits	$	1,527,107
	Cash Segregated under federal and other regulations		1,650,500
	Amount of deposit in "Reserve Bank Accounts'" over amount required		123,393

StartEngine Primary, LLC
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b) of the Securities and Exchange Commission
December 31, 2023

1.	Customers' fully paid and excess margin securities not In respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frame specified under rule 15c3-3).	None
	A. Number of items	None
2.	Customers' fully paid securities and excess margin securities (for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from tempoary lags which result from normal business operations as permitted under rule 15c-3-3).	None
	A. Number of items	None

StartEngine Primary LLC

Compliance Report

StartEngine Primary LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year January 1, 2023 through December 31, 2023;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year January 1, 2023 through December 31, 2023;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e)as of the end of the most recent fiscal year ended December 31, 2023; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Howard Marks, CEO

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of StartEngine Primary, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of StartEngine Primary, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement. This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City Utah
March 14, 2024

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of StartEngine Primary, LLC

We have examined StartEngine Primary, LLC's statements, included in the accompanying Compliance Report, that (a) StartEngine Primary, LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2023; (b) StartEngine Primary, LLC's internal control over compliance was effective as of December 31, 2023; (c) StartEngine Primary, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and (d) the information used to state that StartEngine Primary, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from StartEngine Primary, LLC's books and records. StartEngine Primary, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing StartEngine Primary, LLC with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, *Customer Account Statements*, of the Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of StartEngine Primary, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on StartEngine Primary, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether StartEngine Primary, LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2023; StartEngine Primary, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2023, was derived from StartEngine Primary, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating StartEngine Primary, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from StartEngine Primary, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, StartEngine Primary, LLC's statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
March 14, 2024

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA

General Assessment Reconciliation

19170-0001

For the fiscal year ended ________________

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-70060
StartEngine Primary LLC
4100 W Alameda Ave, Suite 300
Burbank, CA 91505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Hunter Strassman 516-382-3479

2. A. General Assessment (item 2e from page 2) — $1,853.53

B. Less payment made with SIPC-6 filed (**exclude interest**) — (1,044.82)

7/14/2023
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 808.71

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $______

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $808.71

H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

StartEngine Primary LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 15 day of January, 20 24.

VP of Finance
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2023
and ending 12/31/2023

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,235,687.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$1,235,687.00
2e. General Assessment @ .0015	$1,853.53
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation